United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Sinclair Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

829226109

(CUSIP Number)

March 2, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829226109	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Paul Wallace
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,210,964
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,210,964
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,210,964
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person IN

CUSIP No. 829226109	Schedule 13G	Page 2 of 4

ITEM 1. (a)	Name of Issuer:

Sinclair Broadcast Group, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Paul Wallace (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 1801 Porter Street, Suite 500, Baltimore, MD 21230.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common stock, $0.01 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

829226109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 47,891,455 shares of Class A Common Stock outstanding as of February 23, 2022 based on the annual report Form 10-K filed with the Securities and Exchange Commission on March 1, 2022. This amount assumes the conversion of the Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 829226109	Schedule 13G	Page 3 of 4

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 2,963.7157 shares of Class A Common Stock and may be deemed to beneficially own: (i) 208,000 shares of Class B Common Stock held of record by Robert E. C. Smith Series II 2020 Irrevocable Trust as the sole trustee of the Robert E. C. Smith Series II 2020 Irrevocable Trust, (ii) 1,500,000 shares of Class B Common Stock held of record by David D. Smith/JBSS 2022, Series I Irrevocable Trust as the sole trustee of the David D. Smith/JBSS 2022, Series I Irrevocable Trust, and (iii) 1,500,000 shares of Class B Common Stock held of record by David D. Smith/DBS 2022, Series I Irrevocable Trust as the sole trustee of the David D. Smith/DBS 2022, Series I Irrevocable Trust. The Class B Common Stock are convertible on a one-to-one basis to Class A Common Stock at any time at the option of the Reporting Person.

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,210,964

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,210,964

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 829226109	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2022

Paul Wallace

/s/ Paul Wallace